Exhibit 99.4

Unless stated to the contrary, capitalized terms used herein shall bear the same meaning as those defined in the prospectus supplement filed by Sibanye Gold Limited (“Sibanye”) with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Prospectus Supplement”). Please note that the offer referenced in this letter is being made in the United States pursuant to Sibanye’s prospectus, dated April 17, 2017, as supplemented by Sibanye’s Prospectus Supplement dated May 18, 2017 (together, the “Prospectus”).

A copy of the Prospectus will not be delivered to you unless you specifically request it. The Prospectus is available online on Sibanye’s website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer. The Prospectus may also be obtained by visiting the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the SEC at the website www.sec.gov/edgar.shtml. Pursuant to Rule 173 of the Securities Act of 1933 you are hereby deemed to have access to the Prospectus. If you would like to request that a copy of the Prospectus be mailed to you or for additional copies of the enclosed materials, please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free from the United States and Canada) or (212) 929-5500 (collect from outside the United States and Canada) between the hours of 9:00 a.m. (New York City time) and 9:00 p.m. (New York City time), Monday through Friday, or e-mail rightsoffer@mackenziepartners.com.

Rights Offer
of
Sibanye Gold Limited

To:                             Our Clients who are Beneficial Owners of

American depositary shares representing ordinary shares of Sibanye Gold Limited

On May 11, 2017, Sibanye announced a renounceable rights offer (the “Rights Offer”), the terms of which are set out in the Prospectus. As described in the Prospectus, for every 7 American depositary share (“ADS”) held by us in your account as of 5:00 p.m. on May 23, 2017 (the “Record Date”) you have received 9 transferable ADS rights (“ADS Rights”). Each ADS Right entitles you to subscribe for one newly issued ADS (“New ADS”) at a subscription price of U.S.$3.43 per New ADS. Fractions of ADS Rights will not be issued and may not be exercised. The ADS Rights are transferable and are expected to be traded on The New York Stock Exchange under the ticker symbol “SBGL RT” during the period from May 18, 2017 to May 31, 2017.

In order to exercise your ADS Rights, you must deposit U.S.$3.48 (the “Deposit Amount”) for each New ADS subscribed for, which is the ADS subscription price plus the ADS Depositary’s issuance fee of U.S.$0.05 per New ADS. In addition, you may offer to subscribe for additional ADSs in excess of the number of ADSs that you are entitled to purchase. Following the expiration of the subscription period in connection with the ordinary shares rights offer, to the extent unsubscribed ordinary shares are reoffered to the Depositary as a result of unexercised ordinary share rights, each holder of ADS Rights will be allocated additional New ADSs in proportion to the number of additional New ADSs for which such holder offered to subscribe. Reference should be made to the Prospectus for a complete description of the Rights Offer.

Any ADS Rights not exercised in accordance with the procedures laid down for acceptance and payment will be deemed to have been declined and will lapse and you will not be entitled to any payment under the terms of the Rights offer.

This letter is being delivered to you as the beneficial owner of the ADSs held by us in your account. Exercise of your ADS Rights may only be made by us pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to subscribe for any New ADSs to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. We urge you to read the Prospectus and the enclosed instructions carefully before instructing us.

Subscription for New ADSs is irrevocable upon subscription and may not be cancelled or modified after such subscription.

Your prompt action is requested. Please refer to the deadlines relating to the Rights Offer specified in the Prospectus.

Sibanye Gold Limited Rights Offer
Instructions by Beneficial Owner to Brokers or Other Nominees

Unless stated to the contrary, capitalized terms used herein shall bear the same meaning as those defined in the prospectus supplement filed by Sibanye Gold Limited (“Sibanye”) with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Prospectus Supplement”). Please note that the offer referenced in these instructions is being made in the United States pursuant to Sibanye’s prospectus, dated April 17, 2017, as supplemented by Sibanye’s Prospectus Supplement dated May 18, 2017 (together, the “Prospectus”). The Prospectus is available online on Sibanye’s website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer. The Prospectus may also be obtained by visiting the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the SEC at the website www.sec.gov/edgar.shtml. The undersigned acknowledge(s) receipt of your letter and has been given access to the Prospectus relating to the offering of ordinary shares of Sibanye Gold Limited in the form of newly issued ordinary shares and newly issued American depositary shares (the “ADSs”).

As described in the Prospectus, for every 7 ADS held by us in your account as of 5:00 p.m. on May 23, 2017 (the “Record Date”) you have received 9 transferable ADS rights (“ADS Rights”). Each ADS Right entitles you to subscribe for one New ADS of Sibanye at a subscription price of U.S.$3.43 per New ADS. Fractions of ADS Rights will not be issued.

In order to exercise your ADS Rights, you must deposit U.S.$3.48 (the “Deposit Amount”) for each New ADS subscribed for, which is the ADS subscription price plus the ADS Depositary’s issuance fee of U.S.$0.05 per New ADS. In addition, you may offer to subscribe for additional ADSs in excess of the number of ADSs that you are entitled to purchase. Following the expiration of the subscription period in connection with the ordinary shares rights offer, to the extent unsubscribed ordinary shares are reoffered to the Depositary as a result of unexercised ordinary share rights, each holder of ADS Rights will be allocated additional New ADSs in proportion to the number of additional New ADSs for which such holder offered to subscribe. Reference should be made to the Prospectus for a complete description of the Rights Offer.

You are hereby instructed as follows with respect to ADS Rights held by you for the account of the undersigned. Any ADS Rights not exercised in accordance with the procedures laid down for acceptance and payment will be deemed to have been declined and will lapse and you will not be entitled to any payment under the terms of the Rights offer.  Any exercise of ADS Rights will be irrevocable and may not be cancelled or modified after such exercise.

Box 1.                                                           ☐                         Please do not exercise my ADS Rights.

Box 2.                                                           ☐                         Please exercise my ADS Rights as set forth below:

1.                                                                                     New ADSs to be purchased pursuant to exercise of ADS Rights

2.                                      Offer to subscribe for up to                                                 additional New ADSs to for following the reoffering of unsubscribed Shares, as described in the Prospectus.

Box 3.                                                           ☐                         Enclosed is a payment in the amount of U.S.$                          , representing the Deposit Amount (which is the ADS subscription price plus the ADS Depositary’s issuance fee of U.S.$0.05 per New ADS) of U.S.$3.48 per New ADS multiplied by the total number of New ADSs subscribed for or sought.

Box 4.                                                           ☐                         Please deduct payment from, and credit ADSs purchased to the following account maintained by you as follows:

Type of Account:

Account No.:

Amount to be deducted: U.S.$

Subscription for New ADSs is irrevocable upon subscription and may not be cancelled or modified after such subscription.

Dated:                     , 2017

Signature: